                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 7

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Todhunter International, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   889050 10 0
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                                 (CUSIP Number)
                                 Godfrey D. Bain
                                Angostura Limited
                    Corner Eastern Main Road & Trinity Avenue
                          Laventille, Trinidad & Tobago
                             (868) 623-2101 EXT. 120
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 19, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4
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                         SCHEDULE 13D - AMENDMENT NO. 7

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CUSIP No. 889050 10 0                                         Page 2 of 4 Pages

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1     NAMES OF REPORTING PERSONS                               Angostura Limited
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)            N/A

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                        (b)  / /
      N/A

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*                                                        WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                          / /

      N/A

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                     Trinidad & Tobago

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NUMBER OF         7        SOLE VOTING POWER                           2,984,313
SHARES
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER                                 0
OWNED BY
                  --------------------------------------------------------------
EACH              9        SOLE DISPOSITIVE POWER                      2,984,313
REPORTING
                  --------------------------------------------------------------
PERSON WITH       10       SHARED DISPOSITIVE POWER                            0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      2,984,313

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               54.13%

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14       TYPE OF REPORTING PERSON*                                            CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 7 TO SCHEDULE 13D

         This Amendment No. 7 amends and supplements the Statement on Schedule 13D originally filed with the Commission on July 3, 1999 by Angostura Limited (the "Company"), as previously amended (the "Schedule 13D"). The items of the
Schedule 13D referred to below are further amended and supplemented as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is amended by adding the following at the end thereof:

         From February 21 through March 19, 2001, the Company purchased 80,000 Shares for an aggregate consideration of $737,698 (see Item 5(c) below). The Company paid for such Shares from its working capital.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are amended to read in full as follows:

         a. As of March 19, 2001 the Company beneficially owned 2,984,313 Shares. This equals 54.13% of the outstanding Shares, based on the Shares outstanding as of February 9, 2001 (as reported in Todhunter's Form 10-Q filed with the SEC on February 13,
                  2001).

         b. The Company has sole voting and investment power with respect to all 2,984,313 Shares described in response to Item 5(a) above.

Item 5(c) is amended by adding the following at the end thereof:

         c. Since the filing of Amendment No. 6 to the Schedule 13D on February 15, 2001, the Company purchased an aggregate of 80,000 Shares. Such Shares were purchased in open market transactions on the American Stock Exchange as shown below.

                                          No. of Shares      Price per
                   Date                   Purchased          Share ($)
                   ----                   ---------          ---------
                  2/21/01                     8,000             9.00
                  2/23/01                     2,000             8.80
                  3/02/01                    16,000             8.863
                  3/09/01                     2,000             8.90
                  3/16/01                    42,000             9.319
                  3/19/01                    10,000             9.71
                                             ------
                  TOTAL SHARES               80,000
                                             ======



                                  Page 3 of 4
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2001
                                        ANGOSTURA LIMITED


                                              /s/ Godfrey D. Bain
                                        ----------------------------------------
                                        By:      Godfrey D. Bain
                                        Title:   Executive Director of Finance;
                                                 Member, Board of Directors



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